UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

DREAMS, INC.
Full Name of Registrant

Former Name if Applicable

Two South University Drive, Suite 325
Address of Principal Executive Office (Street and Number)

Plantation, FL, 33324
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The Form 10-K can not be filed within the prescribed time required because the Registrant is still awaiting third party documentation to provide to the auditors for inclusion in the financial statements and related footnotes.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David Greene, Senior Vice President	954	377-0002
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? See Attachment “A.” ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DREAMS, INC., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 31, 2009	By	/s/ Ross Tannenbaum, Chief Executive Officer
Ross Tannenbaum, Chief Executive Officer

Attachment A

Due to weakness in retail and the overall economy, the Registrant’s 4th quarter profits fell short of projections. This resulted in a net loss for 2008 of approximately $1.4 million.

Twelve Months Ended December 31, 2008
(amounts in thousands)
Revenues:
Manufacturing/Distribution	$18,117
Retail	63,320
Management fees, net	167
Franchise fees and royalties	—
Other	378

Total revenues	$81,982

Expenses:
Cost of sales – manufacturing/distribution	$9,349
Cost of sales – retail	35,291
Operating expenses	37,923
Depreciation and amortization	1,347

Total expenses	$83,910
Income (loss) from operations	(1,928)

Interest (expense), net	(926)

Other (expense)/income	(55)
Income (loss) before income taxes	(2,909)

Income tax (expense)/benefit	1,500

Net income/(loss)	(1,409)
Basic and diluted income (loss) per share	$(.04)
Weighted average shares outstanding	37,528,214